SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls an extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on August 28, 2020 and seeks the attendance of its shareholders (“Shareholders”). The Shareholders who are registered in the KEPCO’s Shareholders’ registry on June 15, 2020 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the Shareholders in connection with the EGM (“Notice”):

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2020 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of Korea, this Notice shall be in lieu of notices to be given to the Shareholders.

1.	Date / Time: September 14, 2020 / 4:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322
Korea Electric Power Corporation

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of three Standing Directors

2)	Election of two Non-Standing Directors as Members of the Audit Committee

* Nominees are elected on an individual basis

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: August 28, 2020

Attachment

Agenda 1. Election of Standing Directors

1.1 Park, Hyung-duck

•	Date of Birth : Mar. 10, 1961

•	Current Position : Corporate Senior Vice President & Chief Financial(Strategy) Officer of KEPCO (from Jul. 2018 and on)

•	Previous Positions in KEPCO

•	Vice President, Regional Headquarters KEPCO Gyeonggi (from Dec. 2015 to Jul. 2018)

•	Vice President & Head of Corporate Communication Office (from Nov. 2014 to Dec. 2015)

•	Vice President & Head of Sales & Marketing Department (from Mar. 2014 to Nov. 2014)

•	Trainee of Senior Executive Program conducted by National HRD Institute under the Ministry of Personnel Management (from Dec. 2012 to Jan. 2014)

•	Vice President & Head of Procurement & Contract Department (from Feb. 2012 to Dec. 2012)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Attendance rate for board meetings in 2019 : 100%

* The nominee has been serving as a standing director of KEPCO since July 16, 2018 for a term of two years and his term shall be renewed by one additional year if it is resolved in this EGM, pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Act on the Management of Public Institutions.

1.2 Lim, Hyun-Seung

•	Date of Birth : Dec. 7, 1960

•	Current Position : Corporate Senior Vice President & Chief Nuclear Business Officer of KEPCO (from Jul. 2018 and on)

•	Previous Positions in KEPCO

•	Vice President & Head of UAE Nuclear Project Department (from Jun. 2016 to Jul. 2018)

•	Vice President & Head of Overseas Nuclear Project Development Department (from Dec. 2013 to Jun. 2016)

•	General Manager of UAE Project Supporting Team under Nuclear EPC Project Department (from Jan. 2010 to Dec. 2013)

•	General Manager of Nuclear Project Team I under Overseas Nuclear Project Department (from Feb. 2009 to Jan. 2010)

•	General Manager of Nuclear Project Team under Overseas Nuclear Project Department (from Jul. 2008 to Feb. 2009)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Attendance rate for board meetings in 2019 : 92%

* The nominee has been serving as a standing director of KEPCO since July 16, 2018 for a term of two years and his term shall be renewed by one additional year if it is resolved in this EGM, pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Act on the Management of Public Institutions.

1.3 Lee, Heyn-Bin

•	Date of Birth : Feb. 3, 1963

•	Current Position : Vice President & Head of KEPCO-Tech Project Department of KEPCO (from Jul. 2018 and on)

•	Previous Positions in KEPCO

•	Vice President & Head of Human Resources Department (from Jun. 2016 to Jul. 2018)

•	Vice President & Head of Office of the President & CEO (from Apr. 2016 to Dec. 2016)

•	Assistant Vice President & Head of Power Trading Team under Power Trade & Compliance Department (from Dec. 2013 to Apr. 2016)

•	Dispatched to KEPCO International Nuclear Graduate School (KINGS) (from Dec. 2011 to Dec. 2013)

•	General Manager of Corporate Supporting Team under Corporate Management Department (from Dec. 2010 to Dec. 2011)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

The foregoing nominees have played key roles in KEPCO and have demonstrated their expertise and capabilities. We believe their extensive work experience and knowledge of KEPCO’s business will enable them to fulfill their roles as standing directors.

Agenda 2. Election of Non-Standing Directors as Members of the Audit Committee

2.1 Noh, Geum-Sun

•	Date of Birth: Feb. 16, 1962

•	Current Positions

•	Certified Public Accountant

•	Non-Standing Director and Member of the Audit Committee of KEPCO (from Jul. 2018 and on)

•	Previous Positions

•	CEO of EOS Partners (from 2008 to 2018)

•	Auditor of Golden Bridge Asset Management (from 2012 to 2013)

•	Executive Auditor of National Pension Service (from 2006 to 2008)

•	Non-standing Auditor of Hankyoreh Media (from 2003 to 2005)

•	Co-representative of Mirae Accounting Firm (from 2003 to 2005)

•	CEO of Ecount Inc. (from 2000 to 2002)

•	Certified Public Accountant of Mirae Accounting Firm (from 1997 to 2000)

•	Certified Public Accountant of Daesung Accounting Corp. (from 1996 to 1997)

•	Certified Public Accountant of Samil PricewaterhouseCoopers (from 1995 to 1996)

•	Education : Bachelor of Science in Nursing, Seoul National University

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Attendance rate for board meetings in 2019 : 100%

•	Attendance rate for the meetings of the Audit Committee in 2019 : 100%

Ms. Noh, Geum-Sun is a financial expert under Article 37 of the Enforcement Decree of the Korean Commercial Act.

As a certified public accountant, she has accumulated a wealth of expertise in accounting and finances at Samil PriceWaterhouse Coopers and Mirae Accounting Firm. She also worked for EOS Partners and Ecount Inc. as CEO and served as the auditor of Golden Bridge Asset Management, National Pension Service, and Hankyoreh Media.

She has been serving as a non-standing director since June 12, 2018, and a member of Audit Committee of KEPCO since July 16, 2018 for a term of two years. She was reappointed as a non-standing director of KEPCO by the Minister of the Ministry of Economy and Finance on May 27, 2020 with a term of a year.

Her term as a member of Audit Committee shall be renewed by one additional year if it is resolved in this EGM, pursuant to Article 542, Paragraph 12 of the Korean Commercial Act and Article 28 of the Act on the Management of Public Institutions.

As chairperson of the Audit Committee of KEPCO, Ms. Noh, Geum-Sun has shown outstanding performance in her last term (from Jul. 2018 and on). Given her professional experience in the fields of accounting, finance and internal controls, we expect that she will continue to maintain the expertise, diversity, and independence of the Audit Committee through her abilities and experiences, contribute to enhancing shareholder value, and ensure a balanced and diverse membership for the board of directors of KEPCO.

2.2 Jung, Yeon-Gil

•	Date of Birth : Dec. 29, 1966

•	Current Positions

•	Professor of New Materials Engineering, Changwon National University (from 1999 and on)

•	Civilian Member of Presidential Council on Intellectual Property (from 2018 and on)

•	Non-Standing Director and Member of the Audit Committee of KEPCO (from Jul. 2018 and on)

•	Previous Positions

•	Energy Policy Advisor of the Ministry of Trade, Industry and Energy (from 2017 to 2018)

•	Vice President of the Korean Ceramic Society (2017)

•	Visiting Professor of Mechanical Energy Engineering, Indiana University-Purdue University Indianapolis (from 2013 to 2017)

•	Education : Ph.D. of Engineering in Inorganic Materials, Hanyang University

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Attendance rate for board meetings in 2019 : 100%

•	Attendance rate for the meetings of the Audit Committee in 2019 : 88.89%

Mr. Jung, Yeon-Gil is a Ph.D. in inorganic materials engineering and has made outstanding achievements in research and development, including conducting a collaborative research project with domestic companies regarding localization of gas turbines made from new materials.

He had been served as an Energy Policy Advisor of the Ministry of Trade, Industry and Energy from 2017 to 2018. He has also contributed to the nation’s energy technology development and policy making by serving as an expert of technical standards in the Ministry of Trade, Industry and Energy and a committee member in Korea Institute of Energy Technology Evaluation and Planning.

He has been serving as a non-standing director since April 4, 2018, and a member of Audit Committee of KEPCO since July 16, 2018 with a term of two years. He was reappointed as a non-standing director of KEPCO by the Minister of the Ministry of Economy and Finance on May 27, 2020 with a term of a year.

His term as a member of Audit Committee shall be renewed by one additional year if it is resolved in this EGM, pursuant to Article 542, Paragraph 12 of the Korean Commercial Act and Article 28 of the Act on the Management of Public Institutions.

As a member of the KEPCO’s audit committee, he has shown excellent job performance during his last term (from Jul. 2018 and on). Given his extensive understanding of technology and experience as an energy technology expert, we expect that he will continue to maintain the expertise, diversity, and independence of the Audit Committee based on his abilities and experiences, contribute to enhancing shareholder value, and allow KEPCO to maintain balanced views.

Reference to the Shareholders:

Composition of the Board of Directors

After the election of the directors as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Positions held Since
Standing Director	Male	JongKap KIM	President, Chief Executive Officer	Apr. 13, 2018

Standing Director	Male	Lee, Heyn-Bin	Vice President & Head of KEPCO-Tech Project Department of KEPCO	Newly Appointed

Standing Director	Male	Kim, Dong-Sub	Corporate Senior Vice President & Chief Business Operations Officer	Jul. 16, 2018

Standing Director	Male	Park, Hyung-Duck	Corporate Senior Vice President & Chief Financial (Strategy) Officer	Jul. 16, 2018

Standing Director	Male	Lim, Hyun-Seung	Corporate Senior Vice President & Chief Nuclear Business Officer	Jul. 16, 2018

Standing Director	Male	Kim, Sung-Arm	Corporate Senior Vice President & Chief Power Grid Officer	Mar. 4, 2019

Non-standing Director	Male	Kim, Chang-Joon	—	Mar. 19, 2018

Non-standing Director	Male	Yang, Bong-Ryull	—	Apr. 4, 2018

Non-standing Director	Male	Kim, Jwa-Kwan	Chairperson of the Board of Directors	Apr. 4, 2018

Non-standing Director	Male	Jung, Yeon-Gil	Member of the Audit Committee	Apr. 4, 2018

Non-standing Director	Female	Noh, Geum-Sun	Member of the Audit Committee	Jun. 12, 2018

Non-standing Director	Male	Choi, Seung-Kook	—	Jun. 12, 2018

Non-standing Director	Male	Park, Jong-Bae	—	Jan. 31, 2020

Non-standing Director	Male	Sung, Si-Heon	—	Jun. 10, 2020

Pursuant to the Act on the Management of Public Institutions and Articles of Incorporation of KEPCO, KEPCO’s board of directors consists of not more than 15 directors. Of those directors, no more than seven can be standing directors (including the CEO), and no more than eight can be non-standing directors. Since the standing directors (including the CEO) cannot constitute the majority of the board of directors, the board can perform independently from the management and the dominant shareholder.